October 20, 2006

VIA EDGAR AND FAX (202) 551-3304

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ambassadors International, Inc. (the “Company”)
Form 10-K (year ended December 31, 2005)
Filed:	March 9, 2006
File No.:	000-26420

Dear Mr. Humphrey:

We hereby respond to the comments set forth in your letter dated September 26, 2006 (the “Letter”) regarding the above referenced Form 10-K of the Company. The Company has filed this letter via EDGAR (tagged “Correspondence”). For your convenience, we are also providing a copy via fax.

The Company acknowledges your statement in the Letter that the purpose of the Staff review is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission. We look forward to working with you in enhancing our disclosures in future filings.

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Year Ended December 31, 2005

Selected Financial Data, page 13

1.	Cash dividends declared per common share should be disclosed in this table. Please revise to comply with Item 301 of Regulation S-K, Instruction 2. We will not object if you also wish to disclose dividends declared in the aggregate.

Response:

In accordance with Item 301 of Regulation S-K, we presented Other Data on page 14 of the Form 10-K for the Year Ended December 31, 2005 which disclosed dividends declared in each of the five years presented. In accordance with Item 301 of Regulation S-K, we will present cash dividends declared per common share in all future filings in Item 6. Selected Financial Data for all periods presented.

Securities and Exchange Commission

October 20, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Travel, Incentive and Event Related Revenue Recognition, page 15

2.	Refer to the first two paragraphs on page 16. Please tell us more about your method of reporting revenues and costs for each of the significant activities addressed in these two paragraphs. Your response should address the consideration given to EITF 99-19, EITF 01-14 and, by analogy, EITF 00-10 and should be detailed and specific. Separately address these matters with respect to the financial statements of ITI, as well. We may have further comments upon review of your response.

Response:

The Company recognizes revenue in accordance with EITF 99-19 and Staff Accounting Bulletins 101 and 104. The Company records its travel and incentive related revenue on a “net” basis since the Company operates in an agency capacity and earns a fixed commission or service fee. Travel and incentive related revenue consists of corporate incentive programs fulfilled either through travel or merchandise awards. Travel and incentive related revenue also consists of coordination and fulfillment of housing for attendees of trade shows and conventions.

For example, when the Company is retained by a client to organize and plan a corporate meeting, outing or event, the Company negotiates and contracts with suppliers and vendors for the services necessary to plan such meeting, outing or event. The Company bills the client for the Company’s out of pocket costs of the suppliers and vendors, including conference space, air, hotel, entertainment, shipping and handling, etc., as applicable, as well as the Company’s fees (including management fees, design fees and registration fees, as applicable) and records the net difference between the gross billed costs less any third party supplier costs as revenue in accordance with EITF 99-19, EITF 00-10, EITF 01-14, SAB 101 and SAB 104.

Under EITF 99-19, SAB 101 and SAB 104, the following circumstances are to be considered in determining whether revenue should be recorded on a gross or net basis:

•	Registrant acts as a principal in the transaction;

•	Registrant takes title to the products;

•	Registrant has risks and rewards of ownership; and

•	Registrant acts as an agent or broker with compensation on a commission or fee basis

Under the guidance established under EITF 99-19, if the registrant performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis. The Company acts in an agency capacity in all of its travel and incentive

Securities and Exchange Commission

October 20, 2006

business and accordingly records revenue on a net basis. We have considered other factors included in EITF 99-19 in our evaluation, including those that indicate gross revenue recognition and those that indicate net revenue recognition, as follows:

Indicators of Gross Revenue Reporting

•	Is the company the primary obligor in the arrangement? No, the company acts as an intermediary between its customers and the hotel, airline or cruise supplier they choose.

•	Does the company have general inventory risk (before customer order is placed)? No, the hotels, airlines, cruise lines retain general inventory risk of their products.

•	Does the company have pricing latitude? No, the company provides a selection of hotel, air or cruise recommendations to its clients. Although the Company may maintain favorable pricing due to its purchasing power, it is the hotel, airline or cruise line that establishes the ultimate pricing and rates for their products.

•	Does the company change the product or perform part of the service? No, the Company does not provide products to its clients; therefore it does not alter any products. In addition, the services provided by the Company to its clients do not increase the value or selling price of the services provided by its suppliers.

•	Does the company have discretion in supplier selection? No, the ultimate supplier decision rests with the Company’s clients. The Company provides a selection of itineraries that a client considers for its programs. However, the ultimate choice in destination, hotel, travel and other accommodations resides with the client.

•	Is the company involved in the determination of product or service? No, the ultimate supplier decision rests with the Company’s clients. The Company provides a selection of itineraries that a client considers for its programs. However, the ultimate choice in destination, hotel, travel and other accommodations resides with the client.

•	Does the company have physical loss inventory risk (after customer ordering)? No, the Company does not buy hotel, airline or cruise inventory for resale to its clients. The Company acts in an agency capacity by negotiating and contracting for services or products on behalf of our clients, but the ultimate loss rests with our clients should they cancel a contract.

•	Does the company have credit risk? No, the majority of our programs are operated for and with large credit worthy companies. In addition, many programs are billed in advance with the majority of the estimated program costs collected in advance of the operation of the program.

Securities and Exchange Commission

October 20, 2006

Indicators of Net Revenue Reporting

•	Is the supplier (not the company) the primary obligor in the arrangement? Yes, the Company acts as the intermediary agent. The facilities, either hotel, airline or cruise line, is responsible for fulfillment of the product or service contracted.

•	Is the amount the company earned fixed? Yes, our fees for services rendered are contracted for as a fixed dollar fee or a fixed percentage of contracted costs.

•	Does the supplier (and not the company) have credit risk? Yes, the supplier retains credit risk on the Company’s programs, not the Company. The ultimate loss remains with the supplier in the case of default or cancellation.

Based on management’s assessment of the economic, supplier and fee arrangements involved, management has concluded that net revenue reporting is appropriate and consistent with the guidance of EITF 99-19, SAB 101 and SAB 104.

Incentive Travel, LLC (“ITI”) also recognizes revenue on a net basis in accordance with EITF 99-19 and Staff Accounting Bulletins 101 and 104. The factors described above related to the Company’s evaluation of net revenue reporting are consistent with that of ITI. The revenue generated from the travel and incentive programs are similar amongst both entities and as such, ITI has followed the same revenue recognition policies as that of the Company. In all future filings, Note 1 to ITI’s financial statements will be enhanced to more fully describe the net basis of revenue recognition.

Reserve for Loss and Loss Adjustments Reserves, page 17

3.	We note from your disclosure here and elsewhere in your filing that you rely on an independent actuary to provide the ultimate projected loss ratios on the insurance programs in which you participate. Reliance on an independent actuary constitutes the use of an expert. For that reason, please note that if you file any registration statement that incorporates your Form 10-K by reference, you will be required to identify that actuary as an expert and to include his consent. Alternatively, you should amend your periodic reports to eliminate any reference to reliance on an expert. Our comment applies to the disclosures in the footnotes to the financial statements as well.

Response:

We do engage an independent actuary to evaluate the projected loss ratios on the insurance programs that we participate in and an actuarial opinion included with the statutory financial statements filed with the Bermuda Government. As a matter of procedure, management performs its own evaluation of the projected loss ratios and then compares its projection to that of the independent actuary. In all future filings, we will revise the discussion of the actuary to eliminate the reference to reliance on an expert in MD&A and Notes to the Financial Statements.

Securities and Exchange Commission

October 20, 2006

4.	We also note that “anticipated deductible recoveries” from insured parties are recorded as reinsurance recoverables at the time the liability for unpaid claims is established but that other recoveries on unsettled claims, such as salvage and subrogation are recorded upon collection. We would generally expect the liability for unpaid claims to be based upon the estimated ultimate cost of settling the claims using past experience adjusted for current trends and other relevant factors. Estimated recoveries such as salvage and subrogation would normally be evaluated in terms of their estimated realizable value and deducted from the liability for unpaid claims. In addition, a liability for all costs expected to be incurred in connection with the settlement of unpaid claims would generally be accrued. To the extent that your current accounting policy or methodology differs from this guidance, please provide us with support for any alternative practices.

Response:

The Company does evaluate the ultimate liability of its unpaid claims taking into account the impact of salvage and subrogation. Historically, these amounts have not been significant to the Company as a result of its current programs. The Company does record a liability for all costs expected to be incurred in connection with settlements. These costs are estimated and reflected in our loss and loss adjustment expense reserves. We will enhance our disclosure to address the Staff’s comments in our future filings.

Long Lived Assets

5.	We note that you have assigned lives of 5-20 years to certain intangible assets. From your disclosure here and in the notes to your financial statements, it is unclear which assets have been assigned a useful life of 20 years, and why you feel such useful life is appropriate. Please revise your disclosure throughout your filing to indicate useful life by asset type as well as why you feel such a life is appropriate.

Response:

The Company’s long lived assets principally consist of contracts assumed by the Company in connection with its acquisition of businesses. Management concluded that the contracts did have finite lives, which were determined to equal the term of the applicable contract. Accordingly, the Company assigned the term of the applicable contracts as the best useful life for amortization purposes. For example, in connection with the Company’s acquisition of BellPort Group, Inc. in February 2004, the Company assumed the obligations under multiple contracts with terms ranging from 5 to 20 years, the longest of which terminates in December 2024 and as such, the value assigned to this contract is being amortized over 20 years. In all future filings, we will revise our discussion in MD&A and Notes to the Financial Statements to more clearly describe our methodology for determining asset lives and indicate useful lives by asset type.

Securities and Exchange Commission

October 20, 2006

Item 9A. Controls and Procedures, page 27

6.	Please revise your disclosure to fully and clearly state, if true, that your CEO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Response:

The Company’s Item 9A disclosure provides that “the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.” Securities Exchange Act Rule 13a-15(e) defines “disclosure controls and procedures” to mean “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Accordingly, the Company respectfully submits that its disclosure contained in Item 9A complies with the requirements of Form 10-K, and more specifically Item 307 of Regulation S-K. The Company also submits that its disclosure complies with the disclosure requested by the Staff in Comment 6.

Audited Financial Statements.

Noted to Audited Financial Statements

Note 2 – Business Acquisitions and Investments, page 43

7.	We assume that you have not provided the disclosures required by SFAS 141, paragraphs 51 and 54, because you do not consider the acquisition to be significant. However, in view of the significant related party ownership interest in the target, please provide us supplementally with the disclosures required under Items (b), (d) and (e) of paragraph 51 and under paragraph 54 of the standard. In this regard, we particularly note that the aggregate purchase price cannot be determined from the information provided in the footnote nor can the value of the issued common shares. Please expand your footnote disclosures with regard to the acquisition as well. As a related matter, we note from page 20 of your DEF 14A that the Ueberroths received “the same per share consideration” as other BellPort stockholders. However, it appears to us that the specific nature and composition of their consideration differs from that received by other stockholders since the percentage of issued common stock they received in the company appears greater than their percentage ownership in BellPort. Please advise, supplementally and in detail.

Securities and Exchange Commission

October 20, 2006

Response:

The acquisition of BellPort Group, Inc. (“BellPort”) was not considered to be significant to the Company at the time of acquisition. The following is the supplemental information requested under Items (b), (d) and (e) of paragraph 51 and paragraph 54 of SFAS 141:

Paragraph 51 of SFAS 141:

(b)	The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that result in recognition of goodwill.

The BellPort acquisition was a strategic transaction for the Company which allowed it to leverage its strengths in hospitality services while providing the Company with the opportunity to enter into the high-end yachting market. As a result of Joseph and Peter Ueberroth’s holdings in, and prior business dealings with, BellPort, our Board of Directors formed a special committee to consider and negotiate the material terms of the acquisition and make a recommendation to the full Board of Directors. The special committee met formally seven times and additionally had numerous discussions and negotiations with representatives of BellPort. The special committee and its advisors performed due diligence, negotiated terms of the acquisition and reviewed and approved the terms of the acquisition agreement. Following its review and consideration of the transaction, the special committee ultimately approved the acquisition and recommended that the full Board of Directors approve the transaction. Prior to approving the acquisition, our Board of Directors received the opinion of a third-party investment bank, B. Riley & Co., that, as of the date of the opinion and subject to the qualifications and limitations set forth in the opinion, the consideration paid by the Company in the acquisition was fair to the Company from a financial point of view. The purchase price exceeded the assigned asset and liability values which resulted in approximately $2.4 million of goodwill which was deemed attributed to an assembled work force of BellPort as of the date of acquisition.

(d)	The cost of the acquired entity and, if applicable, the number of shares of equity interests (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests, and the basis for determining that value.

On February 1, 2005, the Company completed a merger with BGI through a stock merger. The acquisition price included cash, stock and the assumption of short-term debt as follows:

Cash	$1,280,000
Common shares	2,720,000
Assumed debt	1,565,000

Total consideration	$5,565,000

Securities and Exchange Commission

October 20, 2006

(e)	A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date.

The following is a condensed balance sheet of BellPort as of the date of acquisition (amounts in thousands):

Assets:
Cash	$40
Accounts receivable	7
Prepaid assets	10
Vehicles and equipment	158
Investments	1,534
Goodwill	2,380
Intangibles	1,511

Total assets	$5,640

Liabilities:
Accounts payable and accrued expenses	$56
Debt	1,584

Total liabilities	1,640

Stockholders’ equity:
Investment from parent company	4,000

Total liabilities and stockholders’ equity	$5,640

Paragraph 54 of SFAS 141:

If the combined entity is a public business enterprise, the notes to the financial statements shall include the following supplemental information on a pro forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in the aggregate):

(a)	Results of operations for the current period as though the business combination or combinations had been completed at the beginning of the period, unless the acquisition was at or near the beginning of the period.

(b)	Results of operations for the comparable prior period as though the business combination or combinations had been completed at the beginning of that period if comparative financial statements are presented.

In all future filings, we will expand our footnote to more clearly define the aggregate purchase price and the value of the issued common shares.

The Company supplementally advises the Staff that, pursuant to the terms of the acquisition agreement, except for one stockholder that required a cash payment for his shares, each stockholder of BellPort (including Joseph Ueberroth and Peter Ueberroth) received 54.3293 shares of the Company’s common stock for each share of BellPort’s capital stock owned by such stockholder. The stockholder that required a cash payment received $1,280,000, the comparable aggregate cash equivalent of the above exchange ratio. Joseph Ueberroth and Peter Ueberroth were not paid a premium for their shares of BellPort’s capital stock.

Securities and Exchange Commission

October 20, 2006

Note 3-Reinsurance, page 44

8.	We note that you have disclosed the amounts of premiums ceded on page 46. Please also disclose recoveries under reinsurance agreements in each period for which an income statement has been presented or indicate where this information has been disclosed. In addition, please expand your disclosures of premiums ceded to cover each of the three years for which income statements have been presented.

Response:

In December 2003, the Company established a wholly-owned insurance Subsidiary, Cypress Reinsurance, Ltd., responsible for the Company’s insurance operations on a go-forward basis. There was no qualifying insurance activity conducted prior to January 1, 2004. Therefore, the periods presented represent all periods in which insurance operations were applicable. Reinsurance recoveries are disclosed in the table on page 47 for all applicable periods.

Note 9 – Income Taxes, page 51

9.	Supplementally explain the facts and circumstances surrounding the reconciling item “reserve adjustment” located in your table reconciling statutory to effective tax rates.

Response:

The “Reserve Adjustment” within the table reconciling the statutory to effective tax rates is the result of a favorable resolution to a state tax uncertainty due to the expiration of a statute of limitations. The statute of limitations expired during October of 2005 and this reserve was subsequently relieved as disclosed in the footnote narrative on page 52.

10.	Supplementally explain to us and revise your disclosure to discuss, in greater detail, the facts and circumstances surrounding the 2005 reduction of the valuation allowance on your deferred tax assets. Include in your response the factors considered by management during the valuation allowance process.

Response:

The Company evaluated all positive and negative evidence on a quarterly basis to determine the appropriateness of the valuation allowance. The Company evaluated the four sources of taxable income as required by SFAS 109 as follows:

1.	Taxable income in prior carryback years

2.	Taxable income from future reversals of existing taxable temporary differences

3.	Taxable income from prudent and feasible tax-planning strategies

4.	Future taxable income exclusive of reversing temporary differences and carryforwards

Securities and Exchange Commission

October 20, 2006

The Company completed a thorough review of the first three sources of taxable income and determined that there was not taxable income in the prior carryback years, significant taxable income from future reversals of existing taxable temporary differences, or taxable income from prudent and feasible tax-planning strategies. Management then completed a detailed analysis of future taxable income exclusive of reversing temporary differences and carryforwards. Due to the cyclical nature of the Company’s business as of December 31, 2005, it was difficult for the Company to project future taxable income beyond three years. A significant portion of the Company’s contracts for the following years are finalized during the fourth quarter of each year. The determination to reduce the valuation allowance recorded against the deferred tax assets in the fourth quarter was the result of the additional future earnings comfort gained during the fourth quarter.

The valuation allowance was reduced by $858,000 during the year ended December 31, 2005. The reduction of the valuation allowance resulted in an income tax provision benefit of $339,000. The Company consummated its acquisition of BellPort during the first quarter of 2005, which resulted in a decrease in the valuation allowance of $519,000. The acquisition of BellPort resulted in the recognition of $519,000 of reversing deferred tax liabilities. The deferred tax liabilities were netted against the Company’s deferred tax assets. Accordingly, the valuation allowance was reduced by the amount of the deferred tax liabilities recognized. The valuation allowance purchase accounting adjustment did not result in the recognition of an income tax benefit.

Note 10 – Commitments and Contingencies, page 53

11.	We note from your disclosure that certain of your operating leases have escalation clauses. Supplementally explain to us the material terms of these clauses and whether the contractual escalations in rent expense have been recorded on a straight-line basis. If such leases have not been recorded on a straight line basis, please provide us with information supporting your position that such treatment is not appropriate. We may have further comment on your response.

Response:

As of December 31, 2005, the Company had three office locations in which there were non-cancelable operating leases. Two of these locations have escalation clauses as part of the lease. One of these escalating leases is the San Francisco, California office in which the Company incurred lease exit costs due to the relocation of the Technology Group in December 2003. Please refer to Note 4 and Note 10 to our financial statements for further discussion on this office location. The other office location lease has a three year term with annual rent escalations which are 4.25% in year two and 3.0% in year three. The Company is recording rent for this office lease on a straight-line basis.

Securities and Exchange Commission

October 20, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

Balance Sheets, page 1

12.	We note from the historical financial statements of AWSC that certain funds are held in escrow until the conclusion of the customers’ trips. We assume that you have classified these balances as receivables on the face of your balance sheet. If our assumption is not correct, please tell us where and how these balances are recorded.

Response:

In prior periods, AWSC was required to hold funds in escrow by the Federal Maritime Commission and the Company recorded such held funds as restricted cash. On June 20, 2006, the Federal Maritime Commission, at our request, released the remaining funds in the AWSC escrow account and terminated the escrow agreement with the U.S. Bank National Association. For the quarter ended June 30, 2006, the funds received from passengers as advanced deposits for future cruises are recorded in cash and deferred participant and passenger deposits.

Note 2. Business Acquisitions and Investments, page 7

13.	With regard to the American West and Delta Queen acquisitions, please revise your disclosures to fully comply with the requirements of paragraph 58 of SFAS 141.

Response:

On March 28, 2006 and July 10, 2006 we filed on Form 8-K/A for the American West and Delta Queen acquisitions, respectively, in which the pro forma interim financial information as required under SFAS 141 paragraph 58 was included. In all future filings, we will expand Note 2 to include the requirements of paragraph 58 of SFAS 141.

14.	We note that the contingent consideration has not been recorded as the outcome of the contingency is not determinable beyond a reasonable doubt. Please tell us how the contingent payments will be accounted for and explain the basis for your conclusions. Address the considerations raised in EITF-95-8 separately for each acquisition in your response.

Response:

EITF 95-8 provides guidance on contingent consideration based on earnings or other performance measures when selling shareholders could affect the financial results of the acquired enterprise subsequent to the acquisition as employees, officers, directors, consultants or contractors. The American West acquisition did not have the sellers in any future capacity either as employees, officers, directors, consultants or contractors to the Company subsequent to the date of acquisition. Concurrent with the Delta Queen acquisition, the Company entered into an Agreement for Operation of Vessels that covers services through December 2006. The Company

Securities and Exchange Commission

October 20, 2006

is reimbursing DNC for direct expenses incurred on our behalf related to the operation of the vessels. These costs and expense constitute reasonable expenses incurred in the operation of the vessels and do not involve any management decision making on the future of the Company but merely consist fulfilling operating capacity while the Company assembled its own vessel workforce. Thus, the continued involvement of DNC was not deemed to be a factor in meeting the performance criteria set forth to relieve the contingency on the share consideration given at the date of acquisition. Therefore, the Company concluded that the guidance set forth in SFAS 141 and EITF 97-8 as more applicable for recognition of the contingent consideration associated with both the American West and Delta Queen transactions.

The acquisition consideration in the American West transaction included the granting of restricted common shares of the Company for a portion of the purchase price. The restrictions on such shares will lapse contingent upon American West’s operations achieving certain financial hurdles in future periods. If the financial hurdles are not met, the holders’ interests in the restricted common shares are forfeited and the restricted shares will revert to the Company’s ownership. The shares were issued but were to be held in escrow. As provided in the restricted stock agreement between the Company and the other parties thereto, until the release of the restrictions, the holders do not have any of the rights of stockholders with respect to such shares, including the right to vote the shares and to receive dividends and distributions paid or made with respect to the shares. Under the guidance set forth in SFAS 141 and EITF 97-8, such shares are considered contingent consideration. Under paragraph 26, of SFAS 141, “Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.” The available guidance outlines that “beyond a reasonable doubt” is a higher threshold than “highly probable.” Given that the shares are held in escrow, forfeitable if certain future financial performance thresholds are not achieved in the contingency period and that management cannot conclude that the outcome of the contingency cannot be determined “beyond a reasonable doubt,” management has excluded the common stock from the transaction consideration. These shares will be disclosed but not recorded as part of the cost of the business acquired or required as a liability of the transaction. Once the contingency period has passed and the determination concluded, the fair value of the shares issued will be calculated and recorded as a cost of the transaction, should the hurdle be met and the shares not forfeited to the Company.

Consideration in the Delta Queen transaction included a grant of common shares of the Company for a portion of the purchase price that is contingent upon achieving certain financial hurdles in future periods. The shares were not issued at closing and such shares will not be issued until such future financial performance thresholds are satisfied. Under the guidance set forth in SFAS 141 and EITF 97-8, such shares are considered contingent consideration. Under paragraph 26, of SFAS 141, “Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.” The available guidance outlines that “beyond a reasonable doubt” is a higher threshold than “highly probable.” Given that the shares are only to be issued upon the achievement of certain revenue hurdles in the future and

Securities and Exchange Commission

October 20, 2006

that management can’t conclude that the outcome of the contingency is determinable beyond “highly probable,” management has excluded the common stock from the transaction consideration. These shares will be disclosed but not recorded as part of the cost of the business acquired or required as a liability of the transaction. Once the contingency period has passed and the determination concluded, the fair value of the shares issued will be calculated and recorded as a cost of the transaction, should the hurdle be met.

15.	Refer to the Form 8-KA filed in connection with the DNC acquisition. We note the significant write-down of vessels, equipment and improvements by DNC in anticipation of the acquisition. Ambassadors International wrote these assets up by approximately 33% upon acquisition. Please supplementally discuss the reasons for the significant variance between these estimates.

Response:

The Company acquired three vessels as part of the DNC transaction. DNC did record a $37.1 million impairment charge for the year ended January 1, 2006. The Company obtained independent appraisals of all three vessels and related assets acquired and assigned fair values to each based on the appraisals. The Company recorded the vessel values at the date of acquisition up to the purchase price available after assigning the other tangible assets and liabilities of the Delta Queen entity. The Company cannot specifically comment on DNC’s basis for determining the $37.1 million impairment charge; however, it is our belief that DNC was most likely valuing the vessels at a liquidation value and based on the estimated cash flows of the vessels individually and in the aggregate. DNC’s prior management had made the decision at the beginning of the 2006 cruise season not to operate one of the vessels. As such, future cash flow estimates on the vessels would be limited to the two vessels that remained in operation. We acquired all three vessels with the intent to complete the remaining 2006 cruise season as scheduled with the two vessels in operation and to enter all three into operation for the 2007 cruise season.

16.	We note that, subsequent to the acquisition, DNC will provide specified crew management services to Ambassadors International for the remainder of fiscal 2006. Please tell us whether these subsequent services have been priced in a manner consistent with the pricing of other similar service agreements with unrelated third parties and whether an asset or liability has been recorded in connection with the agreement. In addition, tell us how these expenses are expected to compare to historical costs incurred by the acquiree.

Response:

Concurrent with the acquisition consummated on April 25, 2006, the Company entered into an Agreement for Operation of Vessels (“Agreement”) that covers services through December 2006. The Company is reimbursing DNC for direct expenses incurred on our behalf. These costs and expenses constitute reasonable expenses incurred in the operation of the vessels.

Under the Agreement, the Company reimburses DNC, the vessel operator, on a monthly basis for actual payroll, benefits, travel, employee taxes and other costs directly associated with

Securities and Exchange Commission

October 20, 2006

the operations of the vessels. Based on historical vessel manning levels, the buyer and seller agreed on the potential monthly amount and further compared this with the Seller’s budgeted 2006 levels. Based on this analysis, it was determined that a monthly reimbursement level of $1.0M was sufficient. The Company initially funded the Agreement with a $2.0 million dollar payment to the operator for the first two months of operations as required under the Agreement. This initial payment was treated as a prepaid expense at the time of acquisition, and in subsequent months was trued up against actual expenses incurred and presented to the Company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

Passenger Ticket Revenue and Cruise Onboard and Other Revenues, page 15

17.	You state that you recognize passenger revenue representing the nonrefundable travel insurance position of their deposits as revenue on the date of receipt. Please supplementally explain the exact nature and approximate dollar amounts of the risks the insurance covers, tell us how the amounts of the premiums are determined, and explain when and how any associated reserve estimated and recorded. Finally, please cite your basis in GAAP for immediate recognition of revenue on these transactions. This recognition policy does not appear to us to be appropriate in these circumstances. Please revise or advise. We may have further comments upon review of your response.

Response:

The Company offers its passengers a travel protection program as an available add-on option at the time reservations are booked. The program is marketed by the Company and administered by a third party insurance carrier. It is available to all passengers but must be contracted for at the time a cruise is booked. The cost to the passenger approximates 10% of the cruise fare, and ranges from $150 to $1,500 depending on the fare booked. Of this premium collected, the Company only retains its markup which is approximately 10-15% with the remainder going to the third party insurer.

We record the full premium as revenue to the Company and reflect the cost of this policy charged by the insurance carrier as a cost of sales at the time a cruise is completed. The charge collected from the passenger at the time a cruise is booked is reflected as deferred revenue until the cruise operates or the trip is canceled whichever is sooner and the cost of the policy is treated as a prepaid cost also until the cruise operates or the trip is canceled whichever is sooner. Accordingly, the revenue and the cost are recognized at the same time the passengers cruise is recognized. On a gross basis, revenue recognized from the trip insurance program represents less than 2% of our total revenue from our cruise operations on an annual and quarterly basis.

Historically, the predecessor companies only earned commissions from the insurance carriers from the sale of these trip insurance policies. Such commissions were earned at the time a policy was issued and recognized when earned (i.e. when sold, prior to the cruise) since the factors of recognizing revenue are met, including persuasive evidence of an arrangement exists,

Securities and Exchange Commission

October 20, 2006

the fee is fixed or determinable, collectibility is reasonably assured and delivery has occurred. The insurance risk is fully insured by and borne by the insurance carriers and covers trip interruption expenses and emergency assistance occasioned by illness or other covered causes. The travel arrangement protection provides for waiver of the Company’s cancellation charges in the event of documented illness or certain other covered events.

Subsequent to our cruise acquisitions, we have moved from this commission based approach to the program described above. As a result of this change, we have modified our recognition policy on the insurance portion collected from the passenger effective July 1, 2006 and will revise our disclosure in all future filings to represent our current revenue recognition policy. The effect of this change did not have a significant impact on our financial results.

Stock-Based Compensation, page 17

18.	We note your disclosure here that you adopted SFAS 123R on the modified prospective method, and based on the terms of your plans, you had no cumulative effect charge. However, in your explanation of changes of General and Administrative Charges on page 20, you indicate that you recorded $342,000 and $259,000 of expenses related to employee stock options and restricted stock, respectively. Supplementally clarify the approximate extent to which these expenses relate to new grants of employee stock options and restricted stock, to changes in assumptions and to the portion of previously outstanding awards for which the requisite service had not been rendered.

Response:

The Company recorded approximately $342,000 in stock option expense in accordance with SFAS 123R for the six months ended June 30, 2006. Included in this amount is approximately $38,000 of stock option expense related to options granted from January 1, 2006 through June 30, 2006. The remaining amount relates to vesting of stock options that were granted prior to January 1, 2006. The Company did not modify its assumptions on prior year grants.

The Company recorded approximately $259,000 of restricted stock expense for the six months ended June 30, 2006. As of June 30, 2006, the Company had 166,000 restricted shares outstanding and this amount relates to the prorated expense for these outstanding shares based on the vesting period.

19.	As a related matter, please indicate where the complete disclosures required under paragraph 84 of SFAS 123(R) have been provided in your Form 10-Q for the Quarter Ended March 31, 2006. Alternatively, please revise your Form 10-Q to provide them.

Response:

The Company’s disclosure for the quarter ended March 31, 2006 is consistent with that presented for the quarter ended June 30, 2006. In all future filings, we will expand the discussion of SFAS 123(R) to more clearly define all of the components of the expense for the period.

Securities and Exchange Commission

October 20, 2006

Comparison of Operating Results, page 18

20.	Please expand your disclosures to indicate the specific reasons why significant variances in revenues and expenses have occurred. For example, explain the business reasons why insurance premiums earned decreased and why travel, incentive and event related revenue fell in fiscal 2006. State the reasons why business decreased in these segments and whether these decreases are the result of unusual events or are indicative of a trend.

Response:

The travel, incentive and event related revenue does not consist of long-term contracts that contain predetermined contracted revenue amounts. As such, the variance from period to period is a function of the overall size and number of programs operated. The Company has not entered into any new insurance programs in 2006 and the insurance related revenue is a function of the remaining premiums to be earned on contracted programs. In all future filings, we will expand the discussion of operating results in MD&A to more fully describe the known trends within our separate lines of business.

Liquidity and Capital Resources, page 21

21.	Refer to the acquisition of NTAC and its subsidiary, Bellingham Marine. We note that the seller was granted an option to reacquire a 49% interest in NTAC, resulting in a 25% interest in Bellingham Marine. As NTAC appears to be the parent company and sole holder of Bellingham Marine, please tell us how the exercise of the option would result in the seller’s acquisition of differing ownership interests in the two entities.

Response:

NTAC was the parent company of Bellingham Marine and its sole shareholder prior to the Company’s acquisition of NTAC and investment in Bellingham Marine on July 21, 2006. On January 6, 2006, NTAC acquired 100% of Bellingham Marine from certain majority shareholders that held a 51% interest. On July 21, 2006, through Ambassadors Marine Group (a wholly-owned subsidiary of the Company), the Company acquired 100% of the capital stock of NTAC from Nishida Tekko Corporation. In addition, in connection with the transaction, Bellingham Marine issued stock directly to Ambassadors Marine Group representing 49% of its outstanding capital stock, the proceeds of which were used to satisfy certain debt obligations of Bellingham Marine. The remaining 51% ownership interest in Bellingham Marine is held by NTAC. Accordingly, NTAC owns 51% of Bellingham Marine and Ambassadors Marine Group owns 49%. The option agreement entered into allows the seller to acquire 49% of NTAC, which owns 51% of Bellingham Marine, and effectively allows the seller to reacquire only a 25% stake in Bellingham Marine.

22.	We note that you acquired a $9.0 million ship mortgage on the Columbia Queen from the U.S. Maritime Administration. Please tell us the business reasons for this transaction and whether you intend to enter into additional transactions of this nature. Explain how and when the U.S. Maritime Administration acquired the mortgage and tell us how you determined its fair value to be $5.0 million. Please be detailed and specific in describing both your valuation methodology and your experience in this area.

Securities and Exchange Commission

October 20, 2006

Response:

The Company acquired the first mortgage on the Columbia Queen from the U.S. Maritime Administration on April 25, 2006 for $5.0 million. The principal amount of the first mortgage was $9.0 million. The $4.0 million discount was attributable to the fact that the obligor under the first mortgage was in default of its payment obligations under the first mortgage since October 2005. The Company’s strategy in acquiring the mortgage was either to collect the full value of the first mortgage in cash or foreclose on the vessel in order to obtain possession of Columbia Queen. On August 8, 2006, the Company acquired the $5.0 million second mortgage on the Columbia Queen from the lender at a discount for $3.5 million in cash. On October 6, 2006, the Company purchased the vessel during the foreclosure auction for $1,000. The acquisition and possession of the vessel was completed on October 13, 2006. The aggregate purchase price costs incurred by the Company to obtain possession of the vessel totaled $8,501,000.

In accordance with SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” the Company accounted for the mortgages as long-term note receivables at the date of purchase. Based on the uncertainty at the time of acquisition of the future cash inflows on the mortgage and our intent to retain possession of the vessel in case of foreclosure, management deemed income recognition and accretion up to the face value on the mortgage inappropriate. Due to the foreclosure and the Company’s possession of the vessel in October 2006, the notes receivables were reclassified as a fixed asset, vessel, at the Company’s cost basis.

Table of Contractual Obligations, page 23

23.	We note that your acquired debt through your acquisition of American West Cruises, and that you have included such debt repayments in your table of contractual obligations as of June 30, 2006. Please revise your table to include the interest payments and footnote explanation of how much payments were calculated as such payments represent a contractual obligation.

Response:

In all future filings, we will add the interest payments to table and footnote explanation as recommended above.

24.	We assume that your contractual obligations under the lease and operating agreement with Newport Harbor Shipyard have been included in the table. If our assumption is not correct, please revise the table to include them or supplementally explain why you believe that no related disclosures are necessary.

Securities and Exchange Commission

October 20, 2006

Response:

The contractual obligations presented in the table are inclusive of approximately $400,000 of lease expense per year related to the Newport Harbor Shipyard. The existing term of the Company’s obligation is from April 1, 2006 through March 31, 2011 and is reflected as such in the table presented.

25.	In this regard, please describe to us and quantify your significant rights and obligations under your agreement to lease and operate the shipyard facility. Tell us whether the asset acquisition agreement and the lease and operating agreement were each conditioned upon execution of the other. In addition, please tell us whether the significant payment and other terms and conditions of the lease and operating agreement differ in any material way from other similar agreements negotiated with unrelated third parties and independently of an asset acquisition.

Response:

On February 13, 2006, BellPort Group, Inc. (“BellPort”), a wholly-owned subsidiary of the Company, agreed to acquire certain assets, including equipment, inventory, fixtures, accounts receivable and other operating assets of the Newport Harbor Shipyard (“Shipyard”). The acquisition closed on March 31, 2006. The acquisition of the Shipyard assets was conditioned upon the successful negotiation of a commercial lease agreement (“Lease”) with the property owner, the Lido Peninsula Company, a party which is unrelated to the sellers of the Shipyard. Without the Lease for the property, the Shipyard acquisition would not have been completed due to the inability to secure an appropriate operating location for these assets. The Lease was successfully negotiated and entered into prior to the Shipyard purchase. The Lease commenced on April 1, 2006, in conjunction with the operations of the Shipyard.

Under the terms of the Lease, BellPort is required to make monthly fixed and percentage rent payments commensurate with local market rents for similar properties. Fixed rent includes monthly installments of $33,333 and percentage rent is paid based on a percentage of gross sales and services at rates ranging from 2-5%. The Lease is for five years, with an option for an additional five-year term following the initial term. BellPort has exclusive rights to operate the facility and use the property without disruption.

We obtained an appraisal of the assets in conjunction of the Shipyard assets and negotiated market terms under the Lease. Both agreements were negotiated independent of each other and with unrelated third parties. There were no significant differences between similar agreements that would be negotiated with other unrelated third parties.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 20, 2006

Once you have had the opportunity to review this response, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding any of the information provided, please contact me at (949) 759-5966 or by fax at (949) 219-6066.

Very truly yours,

/s/ Brian R. Schaefgen
Brian R. Schaefgen
Chief Financial Officer

cc:	Amy Geddes, SEC – Division of Corporation Finance

Joseph J. Ueberroth, Ambassadors International, Inc.

Laura L. Tuthill, Ambassadors International, Inc.

Michael Gottlieb, Ernst & Young LLP

Charles K. Ruck, Latham & Watkins LLP

Kevin B. Espinola, Latham & Watkins LLP